
powur®
WEFUNDER
Own the Future: Together, We're
Building Powur's Next Chapter

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Thank you for being an integral part of Powur's journey and mission. Your investment has helped us grow and achieve remarkable milestones, and today, we want to share an incredible opportunity to deepen your stake in Powur.

Right now, we're offering investors the chance to buy into Powur at a $100 million valuation. Just three years ago, we sold equity at a $225 million valuation. But here's the exciting part: today, Powur is stronger, more efficient, and better positioned to capture a larger piece of the solar market in every way.

Why the lower valuation? Over the past 18 months, the solar industry has faced rising interest rates and changes to net metering policies. These macroeconomic factors impacted consumer financing and demand, affecting the entire industry and leading to lower valuations across the board.

Despite these challenges, Powur has proven its resilience. We have maintained one of the strongest financial positions in the U.S. solar industry. Our efficiency and ability to innovate have driven significant improvements in core unit economics, and we're now positioned to grow even more profitably in the evolving solar + storage market.

Since 2019, we've revolutionized the solar industry with our COGS+ pricing model and platform designed to empower top solar professionals. By cutting out the middleman, offering industry-leading commissions, and providing the tools to grow, we've built the largest active network of solar sales professionals in the U.S.

Take a look at our revenue growth:


Powur Revenue Growth
$400
$300
$200
$100
$0
$2M
$8M
$96M
$188M
$328M
$359M
2018
2019
2020
2021
2022
2023
YEAR
(Audited Financials)

This remarkable growth has earned us recognition as one of **Inc. 5000's fastest-growing solar companies four years in a row.** Despite challenging times for this industry and a 2024 revenue decline, we've proven our resilience by thriving, innovating our product offerings, and adapting swiftly to the market. We believe **Powur is now poised to become a top 3 residential solar company.**

By investing more, you're supporting our mission to accelerate clean energy adoption and positioning yourself to benefit even more from our future success.

If you are interested in playing a bigger part, now is the time to head to our WeFunder page and lock in your spot for 2024. You can find all the details of our current offering, including special perks, below.

GROW YOUR POWUR EQUITY TODAY

Please share our campaign with friends and family or on social media, and let's continue to drive Powur higher up the solar industry leaderboards!

As always, thank you for your continued support. We have installed over 32,000+ systems in customers' homes across America, stopping over 3 billion pounds of CO_2 from entering our atmosphere. We could not have done this without you! And the best part is, *we're just getting started.*

To our continued partnership!

Jonathan Budd

CEO & Founder

powur